info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB – MMRSF
2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

January 30, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER 2008

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Madison Minerals Inc. – News Release dated December 8, 2008,

➢

Madison Minerals inc. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: January 30, 2009

By:       “Chet Idziszek”

Chet Idziszek

Its:        President

(Title)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB – MMRSF
2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

December 08, 2008	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

NEWS RELEASE

Further to its news release of October 22, 2008, Madison Minerals Inc. (TSX-V: MMR) reports that it has been advised by Buffalo Gold Ltd. that “the Memorandum of Understanding with China Railway Group Limited for investment in [Buffalo] and its projects in Papua New Guinea . . . has terminated”.  This termination will affect the Mt. Kare property that Madison owns jointly with Buffalo.

To find out more about Madison Minerals Inc. (TSX-V: MMR; OTC\BB-MMRSF), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

            “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

December 08, 2008

Item 3.

Press Release

December 08, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer reports that Buffalo’s Memorandum of Understanding with China Railway Group Limited has terminated.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 8th day of December 2008.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB – MMRSF
2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

December 08, 2008	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

NEWS RELEASE

Further to its news release of October 22, 2008, Madison Minerals Inc. (TSX-V: MMR) reports that it has been advised by Buffalo Gold Ltd. that “the Memorandum of Understanding with China Railway Group Limited for investment in [Buffalo] and its projects in Papua New Guinea . . . has terminated”.  This termination will affect the Mt. Kare property that Madison owns jointly with Buffalo.

To find out more about Madison Minerals Inc. (TSX-V: MMR; OTC\BB-MMRSF), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

            “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE